Exhibit 99.1

News Release

January 11, 2021

Turquoise Hill provides an update on the Tax Arbitration and discussions with the Government of Mongolia and Proposed Class Action

MONTREAL, January 11, 2021 - Turquoise Hill Resources Ltd. (“Turquoise Hill” or the “Company”) today announced that Oyu Tolgoi LLC (Oyu Tolgoi) has evaluated the Tax Act (“2016-2018 Tax Assessment”) claim for approximately US$228 million from the Mongolian Tax Authority (MTA), as announced on December 23, 2020, including the seeking of a reduction of Oyu Tolgoi’s carried-forward tax losses by approximately US$1.5 billion.

On February 20, 2020, the Company announced Oyu Tolgoi had been unable to reach resolution of its previously-announced dispute with the MTA with respect to the 2013-2015 Tax Assessment and would be proceeding with the initiation of a formal international arbitration proceeding (Arbitration) in accordance with the dispute resolution provisions within Chapter 14 of the Oyu Tolgoi Investment Agreement (IA) entered into with the Government of Mongolia in 2009 and Chapter 8 of the Oyu Tolgoi Underground Mine Development and Financing Plan (UDP) entered into with the Government of Mongolia in 2015. The dispute resolution provisions call for an UNCITRAL arbitration seated in London before a panel of three arbitrators.

Oyu Tolgoi has given notice of its intention to apply to the Tribunal in the Arbitration for leave to amend its Statement of Claim to include the issues raised in the 2016-2018 Tax Assessment.

As many of the matters raised in the 2016-2018 Tax Assessment are of a similar nature to the matters raised in the 2013-2015 Tax Assessment, Oyu Tolgoi believes amending its Statement of Claim is an efficient and effective means of reaching resolution on both tax assessments. Turquoise Hill remains of the view that Oyu Tolgoi LLC has paid all taxes and charges required under the IA, the Amended and Restated Shareholder Agreement, the UDP and Mongolian law.

In addition, the Government of Mongolia has advised Rio Tinto that it is dissatisfied with the results of the Definitive Estimate, which was completed and delivered by Rio Tinto and publicly announced by the Company on December 18, 2020, and is concerned that the significant increase in the development costs of the Oyu Tolgoi project has eroded the economic benefits it anticipated to receive therefrom. The Government of Mongolia has indicated that if the Oyu Tolgoi project is not economically beneficial to the country, it would be necessary to review and evaluate whether it can proceed. The Government of Mongolia has stressed the importance of achieving a comprehensive solution that addresses both financial issues between the shareholders of Oyu Tolgoi as well as economic and social issues of importance to Mongolia, such as water usage, tax payments, and social issues related to employees, in order to implement the Oyu Tolgoi project successfully. In particular, the Government of Mongolia has expressed its intention to initiate discussions with respect to the termination and replacement of the UDP.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com	1

While acknowledging Oyu Tolgoi’s significant contributions to Mongolia, Turquoise Hill is nevertheless committed to engaging immediately with the Government of Mongolia and Rio Tinto to address the UDP and revisit the sharing of economic benefits arising from the Oyu Tolgoi project in the context of agreeing on a comprehensive financing plan as well as addressing the other issues raised.

Proposed Class Action

A legal proceeding in the Superior Court in the District of Montreal has been served initiating a proposed class action against the Company and certain of its current and former officers. The claim alleges that the defendants made material misstatements and material omissions with respect to, among other things, the schedule, cost and progress to completion of the development of Oyu Tolgoi in violation of, among other things, sections 225.8, 225.9 and 225.11 of the Quebec Securities Act. The Company believes that the complaint against it is without merit.

Contact

Investors and Media

Roy McDowall

+ 1 514-848-1506

roy.mcdowall@turquoisehill.com

Follow us on Twitter @TurquoiseHillRe

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com	2

Forward-looking statements and forward-looking information

Certain statements made herein, including statements relating to matters that are not historical facts and statements of the Company’s beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements and information relate to future events or future performance, reflect current expectations or beliefs regarding future events and are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “plan”, “estimate”, “will”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook. These include, but are not limited to, statements and information regarding: discussions with, and the nature of the Company’s relationship and interaction with, the Government of Mongolia on the continued operation and development of Oyu Tolgoi, including with respect to the definitive estimate and the potential termination, amendment or replacement of the Oyu Tolgoi Underground Mine Development and Financing Plan (the Underground Plan); the willingness and ability of the parties to the Underground Plan to amend or replace the Underground Plan; the arbitration proceedings, including the potential benefits, timing and outcome of the arbitration proceedings; the expectations set out in the OTTR20; the timing and amount of future production and potential production delays; statements in respect of the impacts of any delays on the Company’s cash flows; expected copper and gold grades; the merits of the class action complaint filed against the Company; liquidity, funding sources, funding requirements and planning and the status and nature of the Company’s ongoing discussions with Rio Tinto and its subsidiaries with respect to future funding plans and requirements (including as contemplated by the memorandum of understanding announced on September 10, 2020 (the MOU)); the amount of any funding gap to complete the Oyu Tolgoi Project; the amount and potential sources of additional funding; the Company’s ability to re-profile its existing project debt in line with current cash flow projections; the amount by which a successful re-profiling of the Company’s existing debt would reduce the Company’s currently projected funding requirements; the Company’s and Rio Tinto’s understanding regarding the raising of supplemental senior debt and the Company’s ability to raise supplemental senior debt; the Company’s and Rio Tinto’s understanding regarding the process for identifying and considering other funding options; the Company’s and Rio Tinto’s understanding regarding the scope and timing for an equity offering by the Company to address any remaining funding gap; the Company’s intention to prioritise funding by way of debt and/or hybrid financing over equity funding; the Company’s expectation of the anticipated funding gap; the timing of studies, announcements and analyses; status of underground development; the mine design for Panel 0 of Hugo North Lift 1 and the related cost and production schedule implications; the re-design studies for Panels 1 and 2 of Hugo North Lift 1 and the possible outcomes, content and timing thereof; expectations regarding the possible recovery of ore in the two structural pillars, to the north and south of Panel 0; the possible progression of SOPP and related amendments to the PSFA as well as power purchase agreements; the timing of construction and commissioning of the potential SOPP; sources of interim power; the potential impact of COVID-19 on the Company’s business, operations and financial condition; capital and operating cost estimates, timing of completion of the definitive estimate review and the scope thereof; mill and concentrator throughput; the outcome of formal international arbitration proceedings; anticipated business activities, planned expenditures, corporate strategies, and other statements that are not historical facts.

Forward-looking statements and information are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performance or achievements of the Company to be materially different from future results, performance or achievements expressed or implied by such statements or information. There can be no assurance that such statements or information will prove to be accurate. Such statements and information are based on numerous assumptions regarding present and future business strategies, local and global economic conditions, and the environment in which the Company will operate in the future, including the price of copper, gold and silver; projected gold, copper and silver grades; anticipated capital and operating costs; anticipated future production and cash flows; the anticipated location of certain infrastructure in Hugo North Lift 1 and sequence of mining within and across panel boundaries; the availability and timing of required governmental and other approvals for the construction of the SOPP; the ability of the Government of Mongolia to finance and procure the SOPP within the timeframes anticipated in the PSFA, as amended; the willingness of third parties to extend existing power arrangements; the status and nature of the Company’s relationship and interaction with the Government of Mongolia on the continued operation and development of Oyu Tolgoi and Oyu Tolgoi LLC internal governance (including the outcome of any such interactions or discussions); the willingness and ability of the parties to the Underground Plan to amend or replace the Underground Plan; the nature and quantum of the current and projected economic benefits to Mongolia resulting from the continued operation of Oyu Tolgoi; the status and nature of the Company’s ongoing discussions with Rio Tinto and its subsidiaries with respect to future funding plans and requirements (including as contemplated by the MOU) as well as the commencement and conclusion of the arbitration proceedings, including the potential benefits, timing and outcome of the arbitration proceedings.

Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements and information include, among others: copper, gold and silver price volatility; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical recoveries; development plans for processing resources; the outcome of the definitive estimate review; public health crises such as COVID-19; matters relating to proposed exploration or expansion; mining operational and development risks, including geotechnical risks and ground conditions; litigation risks, including the outcome of the class action complaints filed against the Company; regulatory restrictions (including environmental regulatory restrictions and liability); Oyu Tolgoi LLC or the Government of Mongolia’s ability to deliver a domestic power source for the Oyu Tolgoi project within the required contractual time frame; communications with local stakeholders and community relations; activities, actions or assessments, including tax assessments, by governmental authorities; events or circumstances (including strikes, blockades or similar events outside of the Company’s control) that may affect the Company’s ability to deliver its products in a timely manner; currency fluctuations; the speculative nature of mineral exploration; the global economic climate; dilution; share price volatility; competition; loss of key employees; cyber security incidents; additional funding requirements, including in respect of the development or construction of a long-term domestic power supply for the Oyu Tolgoi project; capital and operating costs, including with respect to the development of additional deposits and processing facilities; and defective title to mineral claims or property. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. All such forward-looking statements and information are based on certain assumptions and analyses made by the Company’s management in light of their experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are reasonable and appropriate in the circumstances. These statements, however, are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements or information.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com	3

With respect to specific forward-looking information concerning the continued operation and development of Oyu Tolgoi, the Company has based its assumptions and analyses on certain factors which are inherently uncertain. Uncertainties and assumptions include, among others: the timing and cost of the construction and expansion of mining and processing facilities; the timing and availability of a long-term domestic power source (or the availability of financing for the Company or the Government of Mongolia to construct such a source) for Oyu Tolgoi; the ability to secure and draw down on the supplemental debt under the Oyu Tolgoi project financing facility and the availability of additional financing on terms reasonably acceptable to Oyu Tolgoi LLC, Rio Tinto and the Company to further develop Oyu Tolgoi as well as the status and nature of the Company’s ongoing discussions with Rio Tinto and its subsidiaries with respect to future funding plans and requirements (including as contemplated by the MOU); the status and nature of the Company’s relationship and interaction with the Government of Mongolia on the continued operation and development of Oyu Tolgoi and Oyu Tolgoi LLC internal governance (including the outcome of any such interactions or discussions); the willingness and ability of the parties to the Underground Plan to amend or replace the Underground Plan; the nature and quantum of the current and projected economic benefits to Mongolia resulting from the continued operation of Oyu Tolgoi; the potential impact of COVID-19; the impact of changes in, changes in interpretation to or changes in enforcement of, laws, regulations and government practices in Mongolia; the availability and cost of skilled labour and transportation; the obtaining of (and the terms and timing of obtaining) necessary environmental and other government approvals, consents and permits; delays, and the costs which would result from delays, in the development of the underground mine (which could significantly exceed the costs projected in OTTR20); projected copper, gold and silver prices and their market demand; and production estimates and the anticipated yearly production of copper, gold and silver at Oyu Tolgoi.

The cost, timing and complexities of mine construction and development are increased by the remote location of a property such as Oyu Tolgoi. It is common in mining operations and in the development or expansion of existing facilities to experience unexpected problems and delays during development, construction and mine start-up. Additionally, although Oyu Tolgoi has achieved commercial production, there is no assurance that future development activities will result in profitable mining operations.

Readers are cautioned not to place undue reliance on forward-looking information or statements. By their nature, forward-looking statements involve numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predicted outcomes will not occur. Events or circumstances could cause the Company’s actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward-looking statements. Important factors that could cause actual results to differ from these forward-looking statements are included in the “Risk Factors” section in the Company’s AIF, as supplemented by the “Risks and Uncertainties” section of the Q3 2020 MD&A.

Readers are further cautioned that the list of factors enumerated in the “Risk Factors” section of the AIF and in the “Risks and Uncertainties” section of the Q3 2020 MD&A that may affect future results is not exhaustive. When relying on the Company’s forward-looking statements and information to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements and information contained herein are made as of the date of this document and the Company does not undertake any obligation to update or to revise any of the included forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements and information contained herein are expressly qualified by this cautionary statement.

Turquoise Hill Resources Ltd. turquoisehill.com	Suite 3680 1 Place Ville-Marie Montreal, Quebec, Canada H3B 3P2	Telephone + 1 514 848 1567 Toll Free + 1 877 589 4455	info@turquoisehill.com	4